United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                        CASSIA ACQUISITION CORPORATION
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                   None
                              (CUSIP Number)

                             June 20, 2001
  (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     /    /    Rule 13d-1(c)
     / x  /    Rule 13d-1(d)

1.        Names of Reporting Persons:   Pierce Mill Associates, Inc.
                                        TPG Capital Corporation
                                        James M. Cassidy (1)

          (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and deemed to be the beneficial owner of the shares of common stock owned by it. James M. Cassidy is the sole officer and director and controlling shareholder of TPG Capital Corporation and deemed to be the beneficial owner of the shares of common stock owned by it.

2.        Check the appropriate box if a member of a group:           (a)
                                                                      (b)
3.        SEC use only

4.        Citizenship or place of organization

          James M. Cassidy                   Natural person, citizen
                                             of the United States
          Pierce Mill Associates, Inc.       Delaware corporation
          TPG Capital Corporation            Delaware corporation

5 -8.
                               Voting Power                   Dispositive Power
                               Sole           Shared        Sole      Shared

Pierce Mill Associates, Inc.     0                            0        (1)
TPG Capital Corporation          0                            0        (2)
James M. Cassidy                               0                        0

  (1) James M. Cassidy is the sole shareholder of Pierce Mill
        Associates, Inc.
  (2) James M. Cassidy is the sole officer and director and controlling shareholder of TPG Capital Corporation.
        On June 20, 2001 TPG Capital Corporation was issued 3,760,000 shares of common stock from the issuer which shares were immediately resold on June 21, 2001.

9&11.     Aggregate amount beneficially owned by each reporting
               person and percent of class.

                                 Aggregate amount
                                 Beneficially            Percent
                                 Owned                   of Class

Pierce Mill Associates, Inc.        0                       0%   (1)
TPG Capital Corporation             0                       0%   (2)
James M. Cassidy                    0                       0%

   (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and may be deemed to be the beneficial owner of the common stock held by it.
   (2) James M. Cassidy is the sole shareholder and director of TPG Capital Corporation and may be deemed to be the beneficial owner of the common stock held by it. On June 20, 2001 TPG Capital Corporation was issued
         3,760,000 shares of common stock from the issuer and such shares were resold on June 21, 2001.

10.   Check box if aggregate amount in #9 excludes certain shares.

                 Not applicable.

12.       Type of reporting Person

              Pierce Mill Associates, Inc.    CO
              TPG Capital Corporation         CO
              James M. Cassidy                IN


----------------------------------------------------------------------

                 Schedule 13G/A                Part 2, page 1


Item 1(a)      Name of Issuer:      Cassia Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                    4020 Westchase Boulevard
                    Suite 220C
                    Raleigh, North Carolina 27607

Item 2(a)     Name of Person Filing:             James M. Cassidy

     (b)      Address of Principal Business or,
              if none, Residence:                 1506 R Street, N.W.
                                                  Washington DC 20009

     (c)       Citizenship:                       United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3. If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

                                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:             0 shares
     (b)       Percent of Class:                          0%
     (c)       Number of Shares as to which
               such person has:

 (i) sole power to vote or to direct the vote             0
 (ii) shared power to vote or to direct the vote          0
 (iii) sole power to dispose or to direct the
              disposition of                              0
 (iv) shared power to dispose or to direct the
               disposition of                             0

Item 5. Ownership of Five Percent or Less of a Class.       X

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:                   Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent                    Not applicable

Item 8.  Identification and Classification of
         Members of the Group                               Not applicable

     Pierce Mill Associates, Inc., a Delaware corporation, of which
      James M. Cassidy is the sole shareholder, director and beneficial owner was the holder of the shares.
      TPG Capital Corporation, of which James M. Cassidy is the controlling shareholder, director and beneficial owner was the holder of the shares.

Item 9. Notice of Dissolution of Group:                      Not applicable

Item 10. Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      As described in the Form 10-SB registration statement for Cassia Acquisition Corporation, Cassia Acquisition Corporation was incorporated to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As part of such business combination, the stock of Pierce Mill Associates was redeemed and the stock was issued to TPG Capital Corporation which stock was immediately resold. James M. Cassidy is the beneficial owner of the stock of Pierce Mill Associates and TPG Capital Corporation.


                                   /s/ James M. Cassidy
July 5, 2001
---------------------------------------------------------------
                 Schedule 13G/A               Part 2, page 2


Item 1(a)      Name of Issuer:    Cassia Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                    4020 Westchase Boulevard
                    Suite 220C
                    Raleigh, North Carolina 27607

 Item 2(a)      Name of Person Filing: Pierce Mill Associates, Inc.

     (b)       Address of Principal Business or,
                if none, Residence:
                                                  1504 R Street, N.W.
                                                  Washington DC 20009

     (c)       Citizenship:                       Delaware corporation

     (d)       Title of Class of Securities:      Common Stock

     (e)       CUSIP Number:                      None

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
              13d-2(b) or (c), check whether the person filing is:

                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                  0 shares (1)
     (b)       Percent of Class:                           0%
     (c)       Number of Shares as to which
                 such person has:
        (i) sole power to vote or to direct the vote       0
        (ii) shared power to vote or to direct the vote    0
        (iii) sole power to dispose or to direct the
               disposition of                               0
        (iv) shared power to dispose or to direct the
               disposition of                               0

    (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class         X

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                  Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent                     Not applicable

Item 8. Identification and Classification of Members
        of the Group                                  Not applicable

      Pierce Mill Associates, Inc., a Delaware corporation, of which James M. Cassidy is the sole shareholder, director and beneficial owner was the holder of the shares.
      TPG Capital Corporation, of which James M. Cassidy is the controlling shareholder, director and beneficial owner was the holder of the shares.


Item 9. Notice of Dissolution of Group:              Not applicable

Item 10. Certification:

    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      As described in the Form 10-SB registration statement for Cassia Acquisition Corporation, Cassia Acquisition Corporation was incorporated to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As part of such business combination, the stock of Pierce Mill Associates was redeemed and the stock was issued to TPG Capital Corporation which stock was immediately resold. James M. Cassidy is the beneficial owner of the stock of Pierce Mill Associates and TPG Capital Corporation.


                             PIERCE MILL ASSOCIATES, INC.

                              By  /s/ James M. Cassidy, Director
July 5, 2001
------------------------------------------------------------------
                 Schedule 13G/A               Part 2, page 4


Item 1(a)      Name of Issuer:    Cassia Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                    4020 Westchase Boulevard
                    Suite 220C
                    Raleigh, North Carolina 27607

 Item 2(a)      Name of Person Filing:  TPG Capital Corporation

     (b)       Address of Principal Business or,
                if none, Residence:
                                                  1504 R Street, N.W.
                                                  Washington DC 20009

     (c)       Citizenship:                       Delaware corporation

     (d)       Title of Class of Securities:      Common Stock

     (e)       CUSIP Number:                      None

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
              13d-2(b) or (c), check whether the person filing is:

                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                  0 shares (1)
     (b)       Percent of Class:                           0%
     (c)       Number of Shares as to which
                 such person has:
        (i) sole power to vote or to direct the vote       0
        (ii) shared power to vote or to direct the vote    0
        (iii) sole power to dispose or to direct the
               disposition of                               0
        (iv) shared power to dispose or to direct the
               disposition of                               0

    (1) James M. Cassidy is the sole officer and director and controlling shareholder of of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

             As part of a business combination, on June 20, 2001, TPG Capital Corporation was issued 3,760,000 shares of common stock of Cassia Acquisition Corporation and on July 21, 2001, sold those shares.

Item 5. Ownership of Five Percent or Less of a Class         X

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                  Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent                     Not applicable

Item 8. Identification and Classification of Members
        of the Group                                  Not applicable

      Pierce Mill Associates, Inc., a Delaware corporation, of which James M. Cassidy is the sole shareholder, director and beneficial owner is the holder of the shares.
      TPG Capital Corporation, of which James M. Cassidy is the controlling shareholder, director and beneficial owner is the holder of the shares.


Item 9. Notice of Dissolution of Group:              Not applicable

Item 10. Certification:

    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      As described in the Form 10-SB registration statement for Cassia Acquisition Corporation, Cassia Acquisition Corporation was incorporated to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As part of such business combination, the stock of Pierce Mill Associates was redeemed and the stock was issued to TPG Capital Corporation which stock was sold. James M. Cassidy is the beneficial owner of the stock of Pierce Mill Associates and TPG Capital Corporation.


                             TPG CAPITAL CORPORATION

                              By  /s/ James M. Cassidy, Director
July 5, 2001